Exhibit 4.4.4

THIRD AMENDMENT TO

THE PFPC INC. RETIREMENT SAVINGS PLAN

WHEREAS, The PNC Financial Services Group, Inc. (“PNC”) sponsors the PFPC Inc. Retirement Savings Plan (the “Plan”);

WHEREAS, Section 14.1 of the Plan authorizes PNC to amend the Plan; and

WHEREAS, PNC wishes to amend the Plan to (i) provide that beneficiaries are permitted to designate beneficiaries under the Plan, (ii) provide for rollover contributions from The PNC Financial Services Group, Inc. Pension Plan for former employees and (iii) clarify certain provisions of the Plan.

NOW THEREFORE, IT IS RESOLVED, that the Plan is hereby amended in the following respects.

1. Effective September 15, 2007, Section 1.3 of the Plan is amended to add the following sentence to the end thereof:

“Effective September 15, 2007, “Beneficiary” means the person or persons or trust or estate designated by a Participant or Beneficiary under Section 2.2.”

2. Effective September 15, 2007, Section 2.2(d) of the Plan is amended to add the following paragraph to the end thereof:

“Effective September 15, 2007 and notwithstanding anything in this Section 2.2(d) to the contrary, a Beneficiary is permitted to designate a Beneficiary under the Plan and to change such designation at a future date. If a Beneficiary does not designate a Beneficiary under the Plan, any remaining benefits to be paid will be paid in equal shares to and among the person or persons who are shown, to the reasonable satisfaction of the Plan Manager, to be within the first of the following five classes of potential Beneficiaries which contain one or more members surviving at the death of the Beneficiary: (i) the Beneficiary’s Spouse; (ii) the Beneficiary’s issue, per stirpes; (iii) the Beneficiary’s parents; (iv) the Beneficiary’s brothers and sisters; or (v) the Beneficiary’s executors or administrators.”

3. Effective January 1, 2007, Section 3.6 of the Plan is amended in its entirety to read as follows:

“3.6	Rollover Contributions

The Plan Manager may permit, pursuant to a written request, either a Participant or an Employee (even an Employee who is not an Eligible Employee) to make a Rollover Contribution. Further, the Plan Manager, pursuant to a written request, may permit a former Participant to make a Rollover Contribution from the Pension Plan. A request to make a Rollover Contribution shall be made in accordance with procedures established by the Plan Manager. The written request shall set forth the amount of such Rollover Contribution and contain a statement, satisfactory to the Plan Manager, that such contribution constitutes a Rollover Contribution.

In the case of a Rollover Contribution made by an Employee who is not yet a Participant, such Employee will not become a Participant until the requirements of Article II are satisfied. Until such Employee becomes a Participant, the Employee is not entitled to make or receive contributions under the Plan or to take loans or withdrawals from the Rollover Contribution Account. However, the Employee will be responsible for investing the Rollover Contribution in accordance with Article VI.

Unless the Plan Manager, in its sole discretion, determines otherwise, any expenses incurred incident to the transfer or rollover of such property to the Plan shall be paid by the Participant, former Participant, or Employee.

4. Effective September 15, 2007, Section 12.6 of the Plan is hereby amended in its entirety to read as follows:

“The Administrative Committee shall hold meetings upon such notice, at such place and at such times as it may decide; provided, that a meeting shall be held at least once each Plan Year. A majority of the Administrative Committee shall constitute at least one-half of the appointed members of the Administrative Committee, and any action that the Plan authorizes or requires the Administrative Committee to take shall require the written approval or affirmative vote of a majority of its then members, but not less than two, unless authority to take such action has been delegated or allocated as provided herein.”

Executed and adopted by The PNC Financial Services Group, Inc. by its duly authorized delegate this 13th day of September, 2007.

/s/ William E. Rosner
William E. Rosner
Senior Vice President and Chief Human Resources Officer